Mail Stop 4561
Via Fax (34) 917-147-001

June 30, 2009

Bárbara Zubiría
Chief Accounting and Reporting Officer
Telvent GIT, S.A.
Valgrande, 6, 28108
Alcobendas, Madrid, Spain

      Re: Telvent GIT, S.A.
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed on March 18, 2009
             Form 6-Ks Filed on February 26, 2009 and May 21, 2009
             File No. 000-50991

Dear Ms. Zubiría:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 43

1.   Please consider expanding your "Overview" of management's perspective to provide an executive level overview that provides context for the remainder of the

discussion of operating results. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance. In this regard, we note that bookings provide useful trend information regarding changes in the volume of your new business over time. Please also consider addressing the material operations, risks and challenges facing the Company and how management is dealing with these issues. We note that, at the end of 2008, you started seeing a slow-down in the investments from municipalities in Spain. Refer to Release No. 33-8350.

B. Liquidity and Capital Resources

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 68

2.   We note that your disclosures indicate that you "based the value of these intangible assets on independent valuation reports." Please describe the nature and extent of third party valuation firm's involvement in the determination of the fair value of your intangible assets recorded in connection with your acquisitions and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 88

3.   We are unable to locate information on the number of record holders of your ordinary shares in the United States. Please advise. See Item 7.A.2 of Form 20-F. Also, in future filings, please disclose whether any of your major shareholders have different voting rights, or provide an appropriate negative statement. See Item 7.A.1(c) of Form 20-F.

B. Related Party Transactions, page 90

4.   We note your disclosure on pages 83 and 84 that your parent company, Abengoa, guaranteed bank loans for certain members of your management team in connection with their participation in the Abengoa formula-based compensation plan and its Share Acquisition Plan. Please tell us if any of these loans are currently outstanding. If so, please provide in this section the information about the outstanding loans required by Item 7.B.2 of Form 20-F.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Other Financial Information

Dividends, page 93

5.   We note on page 41 that you have two Spanish subsidiaries and one subsidiary in
        the United States. We further note your disclosures regarding dividend
        restrictions in Spain and North America beginning on page 93. Please update us
        as to how you considered the guidance of Rule 4-08(e)(3) of Regulation S-X to
        determine whether Schedule I was required as of December 31, 2008 and to
        disclose the amount of restricted net assets for your subsidiaries. In your
        response, please provide us with the calculations that support your conclusions.
        See Rule 5-04 and Rule 12-04 of Regulation S-X.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 118

6.   We note from your disclosures that the Company is exposed to several market
        risks such as foreign currency exchange rates and potentially interest rate risk.
        Given that your financial expenses have increased significantly and appear to be
        material to net income, please tell us how your disclosures meet the requirements
        of one of the quantitative disclosure alternatives described in Item 11 of Form 20-
        F and Item 305(a) of Regulation S-K.

Item 15. Controls and Procedures

(d) Changes in Internal Control over Financial Reporting, page 122

7.   You state that there were no material changes to your system of internal control
        over financial reporting that would cause your conclusion to be different at the
        date of the filing of the Annual Report. Please be advised that Item 15(d) of Form
        20-F requires that you disclose any change in your internal control over financial
        reporting that occurred during the relevant period that has materially affected, or
        is reasonably likely to materially affect, your internal control over financial
        reporting. Please confirm that there were no such changes in your internal control
        over financial reporting during your 2008 fiscal year. In addition, please provide
        us with a representation that you will conform your disclosures in future filings to
        comply with Item 15(d) of Form 20-F.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-6

8.   We note from you disclosures on page F-8 that the Company recognizes revenue from certain arrangements that include both product and services. Tell us the amount of product and services revenue and cost of revenue for each period presented and tell us how you considered separately presenting product and service revenue and cost of revenue pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. As part of your response, please tell us the amount the amount of revenue and related costs recognized from arrangements accounted for under SOP 81-1.

Note 2. Significant Accounting Policies

Revenue, page F-12

9.   We note that you derive revenue from the sale of software, support contracts, and services and revenue is recognized in accordance with SOP 97-2 and SOP 81-1. Please tell us whether you enter into multiple element arrangements that include post-contract customer support ("PCS"). If so, please describe your methodology for establishing vendor-specific objective evidence ("VSOE") of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

10.   Additionally, if services are included in multiple element arrangements accounted for pursuant to SOP 97-2, tell us if you are able to determine VSOE of such services and how you considered disclosing this in your revenue recognition footnote. If so, please describe your methodology for establishing VSOE and include the volume of stand alone sales used in your VSOE analysis, as applicable. If you are not able to establish VSOE for services, tell us how you account for multiple element arrangements that include such services pursuant to paragraph 12 of SOP 97-2.

11.   We note from your disclosures on page 7 that government entities accounted for approximately 29% of 2008 revenue and such customers may reconsider their funding on an annual basis and may change the scope of, terminate, or delay

projects at their convenience. Please tell us how you considered the guidance of paragraphs 31 to 33 of SOP 97-2 and/or SAB Topic 13.A.4, as applicable, in accounting for fiscal funding clauses included in your arrangements.

Note 13. Acquisitions, page F-22

12.   You indicate on page F-23 for your DTN acquisition that the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price based on achieving a stipulated amount in aggregate of EBITDA for the period from January 1, 2009 to December 31, 2011. Tell us your estimation of the amount of contingent consideration that might be issued. In addition, tell us how you considered disclosing this information and the related accounting treatment that will be followed if the contingency is met pursuant to paragraph 51(f) of SFAS 141.

13.   Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

Forms 6-K filed on February 26, 2009 and May 21, 2009

14.   We believe the non-GAAP operating statement columnar format appearing in your Forms 6-K as the "Reconciliation between GAAP and Pro Forma Income and EPS" may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G. Additionally, you should label such measures as "non-GAAP" rather than as "pro forma" in your non-GAAP reconciliations and related disclosures.

15.   Please explain in your response the nature of adjustments for (1) joint ventures and (2) mark to market derivatives and hedged items. Also, tell us how you considered including disclosure that explains how you use non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors for each of your adjustments.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief